SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO

                Tender Offer Statement under Section 14(d)(1) or
                  Section 13(e)(1) of the Securities Exchange
                                   Act of 1934

                                 AMENDMENT NO. 4

                        THE VERMONT TEDDY BEAR CO., INC.
                       (Name of Subject Company (Issuer))

                        THE VERMONT TEDDY BEAR CO., INC.
                       (Name of Filing Person, the Issuer)

                     COMMON STOCK, $0.05 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    92427X09
                      (CUSIP Number of Class of Securities)

                               Elisabeth B. Robert
                      President and Chief Executive Officer
                        The Vermont Teddy Bear Co., Inc.
                         6655 Shelburne Road, PO Box 965
                            Shelburne, Vermont 05482
                                 (802) 985-3001

                 (Name, address, and telephone number of person
               authorized to receive notices and communications on
                            behalf of filing person)

                                    Copy to:

                                Spencer R. Knapp
                          Dinse, Knapp & McAndrew, P.C.
                               209 Battery Street
                                  P.O. Box 988
                            Burlington, VT 05402-0988
                               Tel. (802) 864-5751

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                           CALCULATION OF FILING FEE*

Transaction valuation                                     Amount of filing fee

$10,500,000                                               $2,100

* Filing fee is one-50th of one percent of the aggregate dollar amount of cash being offered by the Company to purchase 3,000,000 shares of its common stock, based on a price of $3.50 per share.

{ } Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid:  $2,100       Form or Registration Number: Schedule TO-1
Filing Party:  The Vermont Teddy Bear Co., Inc.   Date Filed:  August 21, 2002

{ } Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

{ }      third-party tender offer subject to Rule 14d-1.

{x}      issuer tender offer subject to Rule 13e-4.

{ }      going-private transaction subject to Rule 13e-3.

{ }      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: { }

         This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on August 21, 2002, as amended by Amendment No. 1 filed with the Securities and Exchange Commission on August 30, 2002 ("Amendment No. 1"), as further amended by Amendment No. 2 filed with the Securities and Exchange Commission on September 9, 2002 ("Amendment No. 2"), as further amended by Amendment No. 3 filed with the Securities and Exchange Commission on September 20, 2002 ("Amendment No. 3") (Amendment No. 1, Amendment No. 2, and Amendment No. 3 hereinafter collectively the "Amendments"), related to the issuer tender offer by The Vermont Teddy Bear Co., Inc., a New York corporation, to purchase up to 3,000,000 shares of its common stock, par value $0.05 per share, at a price of $3.50 per share, net to the seller in cash, on the terms and subject to the conditions set forth in the Offer to Purchase dated

August 21, 2002 and the related Letter of Transmittal, as amended and supplemented by the Amendments.

         The information in the Offer to Purchase, as amended by the Amendments and the related Letters of Transmittal are incorporated by reference in this Amendment No. 4 to the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 4. TERMS OF THE TRANSACTION

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following language:

         The tender offer expired at 5:00 p.m., Eastern Time, on October 4, 2002. Prior to expiration of the offer, a total of 3,425,059 shares of the Company's common stock had been validly tendered and not withdrawn, including 2,900,059 shares deposited with Continental Stock Transfer & Trust Company, the depositary for the offer, and 525,000 shares deposited directly with the Company for Series C Convertible Preferred Stock tendered on an as converted basis. Included in the shares tendered to the depositary are 29,125 shares tendered through notice of guaranteed delivery.

         Under the Company's offering documents and applicable securities laws, the maximum number shares that the Company may purchase without extending the tender offer is 3,149,266 shares. Because the total number of tendered shares exceeds that maximum, the Company will be accepting for payment the shares that have been tendered in accordance with the priority and proration rules described in Section 1 of our Offer to Purchase dated August 21, 2002.

ITEM 12. EXHIBITS

Item 12 of Schedule TO is hereby amended and supplemented by adding the following Exhibit:

         (a)(1)(G)(ii)     Press Release, dated October 8, 2002


                                SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule TO is true, complete and correct.

October 8, 2002                             VERMONT TEDDY BEAR CO., INC.


                                            By: /s/ ELISABETH B. ROBERT
                                                --------------------------------
                                                Elisabeth B. Robert

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                                INDEX TO EXHIBITS


EXHIBIT
NUMBER             DESCRIPTION
-------------      ------------------
(a)(1)-A          Form of Offer to Purchase, dated August 21, 2002.*

(a)(1)-A(i)       Supplement to Offer to Purchase, dated September 9, 2002 ***

(a)(1)-B Form of Letter of Transmittal, including the Guidelines for Certification of Taxpayer Identification Number on Form W-9.*

(a)(1)-C Form of Letter to Shareholders of the Company, dated August 21, 2002, from Elisabeth B. Robert, President and Chief Executive Officer of the Company.*

(a)(1)-D Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)-E Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, including the Instruction Form.*

(a)(1)-F          Form of Notice of Guaranteed Delivery.*

(a)(1)-G          Press Release*

(a)(1)(G)(i)      Press Release, dated September 20, 2002 ****

(a)(1)(G)(ii)     Press Release, dated October 8, 2002 (filed herewith)

(a)(1)-H Form of Letter of Transmittal, for use by holders of options to purchase shares of the Company's common stock. **

(a)(1)-I Form of Letter to Holders of Options to Purchase Shares of the Company's Common Stock, dated August 23, 2002, from Elisabeth
                  B. Robert, President and Chief Executive Officer of the Company.**

(a)(1)-J Form of Letter of Transmittal, for use by holders of Series C Preferred shares of the Company which are convertible to shares of the Company's common stock.**

(b)-1             Commitment Letter from Banknorth, N.A. dated August 19, 2002.*

(c)-              None

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(d)-1             First Amendment to Warrants (URSA)*

(e)-(h)           None or not applicable*

*    Previously filed with Offer to Purchase dated August 21, 2002

**   Previously filed with Amendment No. 1 to Schedule TO dated August 30, 2002

***  Previously filed with Amendment No. 2 to Schedule TO dated September 9,
     2002

**** Previously filed with Amendment No. 3 to Schedule TO dated September 20,
     2002